Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: August 25, 2015

The following FAQs were made available on Humana’s internal website on August 25, 2015:

As we continue to navigate the proposed combination of Aetna and Humana, a wide variety of questions are naturally emerging. That’s why we created a series of FAQs for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible. If you would like to review previous FAQs, you can do so at the FAQ link.

At this time, very few specifics about post transaction business operations are known. There will be a joint Aetna/Humana integration team established, and when specific details are available, we are committed to sharing them. Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Q:	Humana employees currently receive discounts through certain companies for cell phones, etc., as well as gym memberships through HumanaVitality. Will any of this change – either, no longer receiving a discount, or a change in the discounted amount?

A:	Great Deals (Perkspot) provides discounts to Humana associates for certain companies and services. Until closing of the proposed merger with Aetna, Humana will continue to operate as a separate, independent company, and we do not currently expect to make any changes to these programs in the interim period. Post-closing, we don’t yet know the long-term plan for Great Deals or HumanaVitality. Aetna also offers a variety of discounts to its employees. During the integration process after the acquisition closes, we will be looking at ways to integrate our businesses over time, including our employee compensation and benefits strategies.

Q:	Will associates who are currently enrolled in the Adestinn Vacation Savings Plan, and receiving 50% match from Humana, continue to receive the match from Aetna?

A:	Although, Adestinn was previously listed on the Great Deals website, programs are added and removed regularly, and Adestinn is no longer featured. Its removal is unrelated to the proposed merger with Aetna. Moreover, Humana has never matched associate contributions to the Adestinn program.

Q:	As a shareholder, will the amount of money and Aetna shares I receive be based on the Humana stock I owned at the time the deal was signed, or when the deal is actually closed? I have been told that the shares I owned at the time of announcement of the deal will determine the amount I receive. Also, I have been told that I can continue to purchase Humana stock and get a windfall at the time the transaction is closed in 2016. Which is it?

A:	The merger consideration, in the form of cash and Aetna shares, paid at closing will be based upon the shares of Humana stock owned as of the closing date of the proposed merger with Aetna, rather than the announcement date of the transaction. Any individual, including Humana associates, can buy and/or sell Humana stock on the open market, subject to any applicable securities trading blackouts or other restrictions as may be imposed by Humana from time to time.

Q:	If, due to the proposed merger with Aetna, our insurance and benefits renewal period ends up being April or May of next year, instead of June 30th, what happens to the money left in our FSA accounts? Are we able to create a new account, while an old one is still in existence? What happens to the monetary amount that is taken out of our bi-weekly checks? Will that money increase to cover both FSA accounts? Or will we continue to have that money come out of our checks, until June 30th, and then convert over to the new account?

A:	Historically, our plan year runs from July 1 – June 30. We currently expect the transaction to close in the second half of 2016. There are no plans to change the plan year at this time, and consequently, the 2016 Open Enrollment period for associates is scheduled for May. If the proposed merger with Aetna were to close in the middle of a plan year, we would have more information at that time regarding transfer and funding of FSA accounts and other benefits.

Q:	Are the hours in the STD supplemental bank a termination pay-out benefit?

A:	Supplemental STD hours have never been a termination pay-out benefit. Humana allows accrued PTO hours over the maximum that would have been lost, to be added to the Short-term Disability (STD) supplemental bank. This bank can be used in the event that an associate suffers a disability. This is the current policy and nothing has changed.

Q:	The 8/18/2015 FAQ document gave the impression that the Humana Stock Fund is equivalent to Humana stock. Humana Stock Fund invests approximately 98% in Humana Stock, and the remainder in money market accounts. Associates are, mistakenly, interpreting that 1 share of Humana Stock Fund is equivalent to 1 share of Humana stock, and, thus, would receive the $125 and 0.8375 share of Aetna stock, pending the merger. Can we please broadcast communications to clarify this with our associates and stakeholders?

A:	The Humana unitized stock fund in the 401(k) savings plans holds about 2% of the fund’s value in cash in order to accommodate liquidity needs in the plans. The cash portion of the fund will not receive the same merger consideration per share because this portion of the fund is not invested in shares of Humana stock. As explained in the previous FAQ, Humana stock

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held in a retirement savings/401(k) plan portfolio as of the Aetna merger closing date will receive the same merger consideration per share as any investor holding Humana stock. This amount will be credited to your account in the 401(k) plan in the form of both cash and Aetna common stock. More details will be shared as we get closer to the closing date.

Q:	Is there a mandatory retirement age?

A:	Humana does not have any mandatory retirement age.

Q:	If there is job elimination prior to December 31, 2017, how much notice will be given?

A:	In accordance with our severance policy, all employees who are impacted by a reduction in force will be given 60 days’ notice. In the event circumstances prevent Humana from giving 60 days’ notice, employees will be provided 60 days’ worth of compensation and benefit conitnuation in lieu of notice.

Q:	In the 7/21/2015 FAQ Edition, the following question was asked, and response given:

“Q:	What type of changes may occur to my compensation as a result of the merger?

A:	Assuming the merger closes, from the closing date to December 2017, employees will receive compensation (which includes base salary, bonus and other cash incentive opportunities) and employee benefits that are no less favorable in the aggregate than compensation and benefits provided immediately prior to the merger.”

I understand our salary will not be negatively impacted, as a result of the merger. But, why does it say, between closing and December 2017? What exactly ends in December 2017? I doubt anything is planned for January 1, 2018, like a large scale reduction in pay or anything like that. But, the language just raised my curiosity – any further explanation would be appreciated.

A:	The time period from the close date through December 31, 2017, during which compensation levels will be maintained, is a designated time, agreed upon by Humana and Aetna in the merger agreement. It does not necessarily mean that changes will be made on or after January 1, 2018, it simply means that Aetna will not be contractually bound by this provision after December 31, 2017.

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Q:	On the statement below, if we become Aetna employees as of the closing date, and our position is eliminated after that date, what is Aetna’s policy? Would we get any severance, or just lose our jobs? It is reasonable to assume, it may take longer than December 31, 2017 to merge all our business with theirs.

“Under the terms of our agreement with Aetna, Humana’s current severance policy will remain in effect for Humana associates through the earlier of (i) December 31, 2017, or (ii) termination of the transaction with Aetna.”

A:	Under the terms of our agreement with Aetna, assuming the transaction closes, Humana’s current severance policy will remain in effect for Humana associates through December 31, 2017. After that date, the Aetna policies in effect as of that date will determine the level of severance.

Q:	If we are being acquired by Aetna in the premise of lowering health care costs for our members, why do we read a great deal about rate increases across certain states? It seems that large insurers are raising rates across the board. How does this fit into the premise of lowering health costs for our members?

A:	We believe that the transaction with Aetna will result in higher quality, more affordable products for our members. Our products are priced based upon the expected costs of health care services delivered to our members, including the effect of clinical initiatives that we believe provide a better health care experience for our members while lowering the overall cost of care. The combination of our complementary capabilities will allow greater focus on cost-reducing clinical initiatives as a result of an enhanced ability to work with providers to secure value-based payment arrangements, new technological advancements, consumer engagement and a simplified experience for our members. It will further strengthen our care management capabilities, including robust offerings of patient-centered provider services, clinical intelligence, value-based reimbursement models, data integration, and analytics solutions from both companies.

Q:	When will the joint integration team be fully developed? How often can we expect updates from this team?

A:	A formal integration planning team has not yet been determined. Once established, we expect that team members from Humana and Aetna will engage in conversations regarding the post-closing integration process. To the extent that we are able to, we will provide ongoing, regular updates on efforts to utilize best practices from both companies.

Q:	If a provider has questions about the Humana and Aetna merger, I know that I am supposed to steer them towards Corporate Communications. Is there a specific phone number, e-mail address, etc. for this particular topic?

A:	Providers may be directed to their current contacts. Humana is operating business as usual through the close of the proposed merger with Aetna, which is currently expected to occur in the second half of 2016. Until closing, Humana and Aetna are, and will continue to operate and compete as, separate and independent companies. If there are further questions about the merger, please direct them to Tom Noland in Corporate Communications. His email is tnoland@humana.com, and office phone number is 502-580-3674.

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Q:	My team’s work is 99% Commercial. I’m concerned about the merger’s focus on Medicare and Medicaid. Why is Humana’s Commercial population not a major topic of discussion with this Merger?

A:	The proposed transaction is expected to bring together Humana’s growing Medicare business with Aetna’s diversified portfolio and commercial capabilities to create a company that will be able to serve more seniors better, with a greater ability to invest in new offerings, keep health care costs down and improve quality and the overall experience for our customers. When two companies with complementary capabilities come together like this, those capabilities are often emphasized as a means to demonstrate the positive impacts of the merger. In this case, Humana’s Medicare capabilities are a significant strength that we bring to the table, so we hear more about this area in our external communications.

Q:	I live in Louisville and work from home. Since Commercial will be headquartered at Aetna’s corporate site, how could this impact Louisville employees that work from home, and, mainly, work with Commercial and ASO members?

A:	Aetna has a very large work at home population for a variety of roles. We cannot speak to what Aetna’s approach will be with respect to specific roles, as details on these matters have not yet been determined.

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Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 10, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary joint proxy statement of Aetna and Humana that also constitutes a preliminary prospectus of Aetna, which will be mailed to stockholders of Aetna and Humana. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Aetna and stockholders of Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or

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other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be

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required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and

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processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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